SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2013

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 April 2013	By	/s/ Jessica Petrie
(Authorised Signatory)

Santander UK plc

Quarterly Management Statement

for the quarter ended 31 March 2013

25 April 2013

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the quarter ended 31 March 2013. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2012. Balance sheet references are compared to the position at 31 December 2012, unless otherwise stated.

Contacts

James S. Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK plc – results for the quarter ended 31 March 2013 a

	Three months ended
	31.03.13	31.12.12	31.03.12
Financial highlights (continuing operations) [a]	£m	£m	£m

Total operating income	971	922	1,078
Operating expenses	(553)	(508)	(535)
Total operating provisions and charges	(136)	(307)	(180)
Profit before tax	282	107	363
Profit after tax	225	92	275

Banking net interest margin (‘Banking NIM’)	1.45%	1.27%	1.55%

Balance sheet highlights (continuing operations) [a]	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn

Customer loans	192.4	194.7	204.1
Customer deposits	151.0	148.6	149.4

FSA eligible liquid assets	38.1	36.9	34.0
Liquid asset coverage of short-term wholesale funding	175%	152%	144%

Key performance indicators (continuing operations) [a]	31.03.13	31.12.12	31.03.12

Current account balances	£18.7bn	£15.9bn	£12.6bn
Number of 1|2|3 World customers	1.7m	1.3m	0.4m

Business mix (Corporate Banking loans percentage)	11%	10%	9%
SME market share	5.3%	5.3%	4.7%

Customer satisfaction – FRS	58%	55%	54%
Cost to income ratio	57%	55%	50%

Core Tier 1 capital ratio	12.5%	12.2%	11.7%
Loan to deposit ratio	126%	129%	132%
Retail and Corporate loan loss rate	0.29%	0.31%	0.29%
Annualised return on tangible book value (‘RoTBV’)	8.7%	9.1%	11.4%

a.	Data for prior periods has been amended to reflect discontinued operations relating to the agreement in principle to sell the Santander UK store cards business (see page 5 for details).

See Appendix 1 for statutory income statement and balance sheet.

See Appendix 2 for notes, definitions and basis of reporting.

Santander UK plc – results for quarter ended 31 March 2013

SME lending continues to rise, up 15% year on year

“I am pleased to announce a profit before tax from continuing operations of £282 million for Q1’13. This was supported by higher net interest income and resilient credit quality. Our Core Tier 1 capital ratio of 12.5% and the loan to deposit ratio of 126% both improved, further reinforcing the strength of our balance sheet.

We made good progress in building stronger customer relationships, with some 1.7 million customers in our 1|2|3 World of related retail banking services whilst our customer satisfaction scores continued to improve. We increased our SME lending 15% year on year and invested further in the development of our corporate banking capabilities. We have also invested in operational capabilities, which contributed to a much improved service for our customers.

Looking forward, I expect greater stability in our operating environment, in the context of a UK economy which remains subdued. We will continue our support of UK individuals, families and businesses and to act as a strong competitor on the high street.”

Ana Botín, Chief Executive Officer

Financial highlights

•	Net interest income of £692m; highest for the last four quarters and reflecting improved asset margins and reduced deposit pressures. Improvement in Banking NIM to 1.45% (Q4’12: 1.27%).

•	Operating expenses slightly higher than in Q1’12, with inflation, continuing investment in the business and increased regulatory compliance and control costs. Cost to income ratio of 57%.

•	Good credit quality maintained across the Retail Banking and Corporate Banking portfolios.

•	SME lending up 15% on Q1’12, offset by a managed reduction of the retail mortgage portfolio.

Delivering value to our primary banking customers

•	Current account balances of £18.7bn (Q1’12: £12.6bn), a 48% increase driven by 1|2|3 World.

•	64,000 new 1|2|3 Current Accounts switched from other providers in the first quarter.

Building a more balanced business mix and becoming the SME bank of choice

•	Better diversified business mix. Corporate Banking now accounting for 11% of customer loan balances (Q1’12: 9%), as we build towards a more balanced commercial banking portfolio.

•	SME market share up to 5.3% (Q1’12: 4.7%).

Developing leading efficiency and customer experience underpinned by IT

•	Improved customer satisfaction, as measured by the independent Financial Research Survey (‘FRS’), with our overall score up to 58% (Q1’12: 54%).

Balance sheet strength

•	Robust capital position, with a further strengthening of the Core Tier 1 capital ratio to 12.5%.

•	Improved loan to deposit ratio of 126%; a continued structural improvement in the balance sheet with a better deposit mix.

•	Retail and Corporate Banking loan loss rate improved in the last quarter, at 29bps.

Outlook for full year 2013

•	Banking NIM anticipated to increase gradually, with steady business as usual costs and improved impairment.

•

Continued qualitative improvement in balance sheet quality and mix. Overall mortgage balances and retail customer deposits expected to fall slightly. Both Corporate Banking lending share and relationship based deposit balances expected to grow.

Income statement a

	Q1’13 £m	Q4’12 £m	Change %	Q1’12 £m	Change %
Net interest income	692	629	10	787	(12)
Non-interest income	279	293	(5)	291	(4)

Total operating income	971	922	5	1,078	(10)

Administrative expenses	(493)	(445)	11	(477)	3
Depreciation, amortisation and impairment	(60)	(63)	(5)	(58)	3

Total operating expenses excl. provisions and charges	(553)	(508)	9	(535)	3

Impairment losses on loans and advances	(130)	(160)	(19)	(178)	(27)
Provisions for other liabilities and charges	(6)	(147)	(96)	(2)	200

Total operating provisions and charges	(136)	(307)	(56)	(180)	(24)

Profit before tax from continuing operations	282	107	164	363	(22)

Taxation charge	(57)	(15)	280	(88)	(35)

Profit for the period from continuing operations	225	92	145	275	(18)

Discontinued operations [a]	—	20	(100)	14	(100)

Profit for the period	225	112	101	289	(22)

a.	Data for prior periods has been amended to reflect discontinued operations relating to the agreement in principle to sell the Santander UK store cards business (see page 5 for details).

See Appendix 1 for statutory income statement and balance sheet.

See Appendix 2 for notes, definitions and basis of reporting.

Income statement analysis (Q1’13 compared to Q1’12)

Operating income

•

Net interest income was 12% lower due to the continued impact of structural market conditions and increased customer deposit funding costs, in part mitigated by a higher residential mortgage interest margin and increased lending in Corporate Banking.

•	Non-interest income fell 4%, largely due to lower income from Markets following a particularly strong Q1’12 partially offset by higher current account fee income.

Operating expenses

•	Costs were well controlled. Administrative expenses were 3% higher, due to inflation, continuing investment in the business and increased regulatory compliance and control costs.

•	Depreciation, amortisation and impairment costs were 3% higher. Investment programmes continued to support the business transformation and underpin future efficiency improvements.

•	Investments in the business included development of the customer experience, the branch network, the ‘Select’ proposition, the Corporate Banking platform and regional Corporate Business Centres.

Operating provisions and charges

•

Impairment losses on loans and advances fell by 27%, mainly due to lower provisions on the non core corporate and legacy portfolios but also resilient performances in the Retail Banking and Corporate Banking loan book.

•	Provisions for other liabilities and charges increased slightly, by £4m.

Taxation charge

•	The taxation charge was 35% lower, in line with lower profits from continuing operations and the impact of the continued reduction in the main corporation tax rate on profits.

Discontinued operations

•

Santander UK has reached an agreement in principle with SAV Credit Limited over the sale of the c. £1bn of customer loans from the Santander UK store card business. Discussions continue to complete the deal which is now expected to be finalised in Q2’13. Disclosures for prior quarterly periods have been restated.

Income statement analysis (Q1’13 compared to Q4’12)

Variances between Q1’13 and Q4’12 largely followed the trends outlined above with the notable exceptions below:

•	Net interest income was 10% higher than Q4’12 due to a further increase in asset margins and lower funding costs, both on customer deposits and in the wholesale markets.

•

Provisions for other liabilities and charges included costs of £98m in Q4’12 for certain regulatory costs relating to the Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy. These costs are only recognised in the final quarter of each year.

Outlook for 2013

•	Operating income is expected to stabilise, particularly in the second half of the year as the pressures on net interest income continue to ease.

•	Our disciplined management of business as usual costs will be maintained, whilst continuing our investment in the further growth of our corporate and retail propositions.

•	Impairment is expected to be slightly lower than in 2012 (excluding the impact of the credit provision for the non-core corporate and legacy portfolios taken in Q3’12).

•	Our performance over time should continue to demonstrate the underlying stability of our business.

Summary balance sheet a

	31.03.13	31.12.12	31.03.12
	£bn	£bn	£bn
Assets
Retail Banking	161.4	164.1	174.1
Corporate Banking	20.4	19.6	18.3

UK Banking	181.8	183.7	192.4
Corporate Centre	10.6	11.0	11.7

Customer loans	192.4	194.7	204.1
Other assets	108.1	98.3	101.3

Total assets	300.5	293.0	305.4

Liabilities
Retail Banking	127.0	127.2	122.7
Corporate Banking	13.9	12.8	12.7

UK Banking	140.9	140.0	135.4
Corporate Centre	10.1	8.6	14.0

Customer deposits	151.0	148.6	149.4
Medium term funding (‘MTF’)	64.7	66.5	71.0
Other liabilities and equity	84.8	77.9	85.0

Total liabilities and equity	300.5	293.0	305.4

Ratios
Loan to deposit ratio	126%	129%	132%
Customer deposits and MTF to customer loans	114%	113%	111%

Summary capital, liquidity and funding	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Capital
Core Tier 1 capital	9.5	9.3	9.0
Total Capital	14.1	14.0	15.9
Risk Weighted Assets (‘RWA’)	75.8	76.5	76.7
Core Tier 1 capital ratio	12.5%	12.2%	11.7%
Total Capital ratio	18.7%	18.2%	20.7%

Liquidity
FSA eligible liquid assets	38.1	36.9	34.0
Total liquid assets	77.4	76.0	67.2

Funding
Total wholesale funding	73.9	76.9	84.0
- of which short-term wholesale funding	8.6	10.2	13.0
Liquid asset coverage of short-term wholesale funding	175%	152%	144%

a.	Data for prior periods has been amended to reflect discontinued operations relating to the agreement in principle to sell the Santander UK store cards business (see page 5 for details).

See Appendix 1 for statutory income statement and balance sheet.

See Appendix 2 for notes, definitions and basis of reporting.

Balance sheet analysis Q1’13 compared to Q4’12

Customer balances

•

Customer loans decreased by £2.3bn in the first quarter. This reflected a managed reduction in the residential mortgage portfolio, partially offset by increases in SME and corporate lending. Interest only mortgage loan balances reduced by more than £1.5bn.

•

Customer deposits increased £2.4bn in the first quarter. In Retail Banking, overall balances were stable but with a qualitative shift in mix into 1|2|3 Current Accounts and away from more rate sensitive deposits without an associated customer relationship. Corporate Centre customer deposits rose in the first quarter, reflecting market activity.

•

The loan to deposit ratio of 126% was three percentage points lower than at 31 December 2012. The loan to deposit ratio may increase over the rest of 2013 as our focus on the relationship quality of the deposit base continues.

Other assets

•	Other assets consist largely of liquid assets and trading assets including derivatives. The increase was due to higher repo activity.

Capital

•	Core Tier 1 capital ratio increased further through organic profit generation and lower RWAs.

•	RWAs declined, reflecting the reduction in customer loans, partly offset by the increased proportion of the book represented by corporate lending.

•	Estimated fully loaded Basel 3 Common Equity Tier 1 (‘CET 1’) capital ratio at Q1’13 was 11.4% (Q4’12: 11.1%).

Funding and liquidity

•

FSA eligible liquid assets increased £1.2bn in the first quarter. Balances were managed at prudent levels in the period reflecting the continued uncertainty in the capital markets arising from events in the eurozone.

•	Short-term funding decreased 16% in the first quarter and was 34% lower than a year ago, further strengthening the balance sheet.

•	A Euro 1bn, 5-year senior unsecured note was issued in January 2013, with a significantly lower spread than a similar issue in February 2012.

•

Both total and FSA eligible liquid assets significantly exceeded short-term wholesale funding requirements. FSA eligible liquid assets amounted to 175% of total short-term wholesale funding, but this may decrease over the rest of the year subject to market conditions.

•	During the rest of 2013 we expect that our medium term issuance volumes will be significantly lower than in 2012.

Strong UK focus

•	Santander UK remained firmly focused on the UK with 98% of customer assets UK-related and 84% of customer loans consisting of prime UK residential mortgages.

•	Our total balance sheet remains UK focused, with a minimal net exposure after collateral to eurozone periphery countries amounting to c. 0.4% of total assets.

Credit quality

	31.03.13%	31.12.12%	31.03.12%
Mortgages
NPL % of assets value	1.83	1.74	1.51
NPL coverage	20	20	20

Corporate Banking
NPL % of assets value	3.96	4.26	4.07
NPL coverage	52	49	44

Corporate Centre
NPL % of assets value	3.83	4.49	5.09
NPL coverage	99	99	43

Total Santander UK
NPL % of assets value	2.18	2.16	1.97
NPL coverage	42	43	36

Credit quality analysis (Q1’13 compared to Q4’12)

Mortgages

•

The NPL ratio increased to 1.83% at 31 March 2013, largely due to previously identified changes made to our collections and recovery policies, the revised classification of NPL and the reduced mortgage portfolio. We do not anticipate an increase in write-offs as a result of this reporting change.

•	NPL coverage remained unchanged at 20%.

Corporate Banking

•

The NPL ratio reduced to 3.96% at 31 March 2013. The NPL ratio in the second half of 2012 was adversely affected by the performance of a small number of older vintage loans which were acquired with Alliance & Leicester plc.

•	NPL coverage increased slightly to 52%.

Corporate Centre

•

The NPL ratio fell to 3.83%, reflecting the ongoing sale and run-off of the non core corporate and legacy assets in this portfolio. Social housing made up 70% of customer loans in the Corporate Centre; this portfolio has zero NPLs.

•	Following a full review of customer loans undertaken in Q3’12 additional credit provisions were taken relating to the non core corporate and legacy portfolios.

•	The NPL coverage was unchanged at 99%.

Business development

Market shares of stock [a]	31.03.13%	31.12.12%	31.03.12%
Mortgages	12.8%	13.0%	13.9%
Deposits	9.3%	9.4%	9.5%
Bank accounts	9.3%	9.3%	9.2%
SME	5.3%	5.3%	4.7%

•	Market share of mortgages stock decreased in the last year, following the introduction of a range of measures to reduce exposure to higher risk mortgage segments.

•

Market share of deposits stock decreased in the last year, in line with our efforts to focus on maintaining strong relationships and to move away from more volatile deposits without an associated customer relationship.

•	Market share of bank accounts stock increased in the last year, due to the success of the 1|2|3 Current Account.

•	Market share of SME stock increased to 5.3% in the last year, maintaining the consistent growth of our SME business over the last four years.

Retail Banking

•

Some 1.7m customers now hold 1|2|3 Current Accounts and/or 1|2|3 Credit Cards. In the first quarter of 2013 over 64,000 customers switched their bank account to Santander UK from other providers, on top of 240,000 ‘switchers’ in 2012.

•	A growing transactional primary customer base of 630,000 customers hold both the 1|2|3 Current Account and 1|2|3 Credit Card, driving increased balances and higher average credit card spend.

•

An ongoing programme to transform the branch network continued, with optimisation of the geographic footprint of the branch network and further investment in self-service terminals to increase productivity.

Corporate Banking

•	We further developed our capacity to service SMEs, with more customer-facing staff in our growing regional Corporate Business Centre network.

•

Our Breakthrough programme continues to gather momentum with new growth capital deals completed in the first quarter. We aim to support the wider needs of SMEs, beyond what banks usually do and have leveraged the global reach of the Santander group and our expertise with a range of trade missions, live events and master classes.

•	We have made progress with initiatives to improve SMEs’ access to cash flow including supply-chain finance, asset and invoice finance and a fleet management and vehicle programme.

•

The range of ancillary business services to new and existing large corporate customers continues to be developed, with a focus to provide clients with a turnover of more than £500m, with access to international expertise and foreign exchange services from across the Santander group. We expect to grow further in 2013.

Markets

•	Markets continued to develop interest rate and foreign exchange product capabilities, and capital markets distribution for institutional clients.

a.	Market shares by value, except bank accounts which is by volume. See Appendix 2 for definitions and sources.

Retail Banking

Summary income statement	Q1’13 £m	Q4’12 £m	Change %	Q1’12 £m	Change %
Net interest income	674	624	8	733	(8)
Non-interest income	162	185	(12)	148	9

Operating income	836	809	3	881	(5)
Operating expenses	(432)	(421)	3	(424)	2
Operating provisions and charges	(99)	(116)	(15)	(100)	(1)

Profit before tax	305	272	12	357	(15)

Income statement analysis Q1’13 compared to Q1’12

•	Net interest income decreased 8%, largely due to the higher cost of deposit and medium term funding. Mortgage margins improved as more customers reverted to standard variable rate.

•	Non-interest income increased 9%, due to higher current account fee income.

•	Operating expenses increased 2%, reflecting pressures from inflation and ongoing investment in business growth partially offset by consolidation of multi-branch locations.

•	Operating provisions and charges remained broadly stable, due to the high quality of the book, the continued low interest rate environment and broadly steady level of unemployment.

Balances	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Customer loans	161.4	164.1	174.1
RWAs	37.3	37.9	38.6
Customer deposits	127.0	127.2	122.7

•

In the first quarter customer loans decreased, due to management actions taken to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages. UPL loan balances also decreased, with selective new lending outweighed by maturities and repayments.

•	RWAs decreased 2% from 31 December 2012, in line with the loan book.

•

Customer deposits were stable in the first quarter although the positive shift in mix quality continued. The 1|2|3 Current Account is central to our customer relationship focus and was the main driver of a 48% increase in current account deposits from a year ago. This growth was offset by managed outflows of more volatile deposits without an associated customer relationship.

Business volumes	Q1’13	Q4’12	Q1’12
Mortgage gross lending (including social housing)	£3.3bn	£3.1bn	£5.6bn
Mortgage net lending (including social housing)	£(2.5)bn	£(3.3)bn	£0.2bn
Retail deposit flows	£(0.2)bn	£(0.4)bn	£1.3bn
Bank accounts opened	230,000	200,000	236,000
Credit cards opened	143,000	129,000	175,000

•	Mortgage gross lending was marginally higher than Q4’12, although overall mortgages balances decreased due to a managed reduction in the mortgage stock.

•

Customer deposit outflows of £0.2bn were lower than the first quarter of 2012. This reflected a much reduced requirement for retail funding following a very successful 2012 ISA campaign with a high proportion of 2 year deposits and the ongoing growth of the 1|2|3 Current Account.

•	Bank account openings increased 15% and credit card openings increased 11% in the first quarter of 2013, as a result of the success of the combined marketing of 1|2|3 World.

Corporate Banking

Summary income statement	Q1’13 £m	Q4’12 £m	Change %	Q1’12 £m	Change %
Net interest income	99	94	5	78	27
Non-interest income	80	93	(14)	112	(29)

Operating income	179	187	(4)	190	(6)
Operating expenses	(75)	(70)	7	(62)	21
Operating provisions and charges	(34)	(29)	17	(39)	(13)

Profit before tax	70	88	(20)	89	(21)

Income statement analysis Q1’13 compared to Q1’12

•	Net interest income increased 27% as a result of increased SME and Large Corporates lending as well as the impact of higher new business margins.

•	Non-interest income fell 29% due to lower ancillary fees related to Large Corporates as a result of lower demand for interest rate and foreign exchange risk management products.

•

Operating expenses increased 21% reflecting the continued investment in the growth of the SME business. We further developed our capacity to service SMEs, with more customer-facing staff in our growing regional Corporate Business Centre network.

•	Operating provisions and charges decreased by 13%. Business written post 2008 continues to perform well, and provisions in Q1’13 were largely related to business written before this time.

Balances	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Customer loans	20.4	19.6	18.3
- of which Corporate SMEs	10.7	10.6	9.3
RWAs	25.0	24.8	22.7
Customer deposits	13.9	12.8	12.7

•

Customer loans increased 4% in the first quarter of 2013 and 11% over the year, driven by a strong performance in our 36 regional Corporate Business Centres and a broader product offering. Included in this, lending to medium to large corporate clients increased 36% in the last year. We continue to build and maintain strong client relationships in this segment.

•	We continued to build our Corporate Banking SME franchise, with loans 1% higher than 31 December 2012 and growth of 15% in the last year.

•	RWAs were broadly unchanged in the first quarter of 2013 despite higher lending to customers, described above, and included undrawn facilities not on the balance sheet and other non customer assets.

•	Customer deposits increased 9% on Q4’12, with strong inflows in the first quarter of 2013, as we continued to develop strong relationships with our clients.

Corporate Banking strategic development

•	Corporate Banking will be a key focus of our investment and development for at least the next two years as we build the business with the ambition to be best in class and the ‘SME Bank of Choice’.

•

We already have a significant breadth of capability including an enhanced Corporate Partenon platform, a new online capability and broader product base. The platform is scalable and can be rolled out with the expansion of the business.

Markets

Summary income statement	Q1’13 £m	Q4’12 £m	Change %	Q1’12 £m	Change %
Net interest income	(1)	(5)	(80)	(2)	(50)
Non-interest income	31	24	29	75	(59)

Operating income	30	19	58	73	(59)
Operating expenses	(24)	(22)	9	(28)	(14)
Operating provisions and charges	0	(2)	n.m.	0	n.m.

Profit before tax	6	(5)	n.m.	45	(87)

Income statement analysis Q1’13 compared to Q1’12

•

Operating income decreased 59% compared to the particularly strong result of Q1’12. This was largely due to lower market making activity as a consequence of reduced levels of institutional sales and continued challenging market conditions.

•	Operating expenses were £24m, down from £28m in Q1’12.

Balances	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Total assets	28.7	28.2	25.0
RWAs	4.7	4.9	3.9

•

Total assets of £28.7bn were broadly unchanged from 31 December 2012 and 15% higher than a year ago. This largely reflected an increase in derivative assets. There was an equivalent increase in derivative liabilities.

•	RWAs were broadly unchanged in the first quarter of 2013.

Corporate Centre

Summary income statement	Q1’13 £m	Q4’12 £m	Change %	Q1’12 £m	Change %
Net interest income	(80)	(84)	(5)	(22)	264
Non-interest income	6	(9)	n.m.	(44)	n.m.

Operating income	(74)	(93)	(20)	(66)	12
Operating expenses	(22)	5	n.m.	(21)	5
Operating provisions and charges	(3)	(160)	(98)	(41)	(93)

Profit before tax	(99)	(248)	(60)	(128)	(23)

Income statement analysis Q1’13 compared to Q1’12

•

Operating income was 12% lower than in Q1’12. Net interest income fell as a consequence of low interest rates and the cost of MTF. This was partly offset by non-interest income related to trading gains. The pressure on net interest income eased in Q1’13, largely as a result of reduced wholesale funding costs.

•	Operating provisions and charges declined, following the review of the portfolio in Q3’12 when additional credit provisions were taken relating to the non core corporate and legacy portfolios.

Balances and ratios	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Customer loans	10.6	11.0	11.7
RWAs	8.0	8.0	10.5
Customer deposits	10.1	8.6	14.0

•	Customer loans decreased by 4% since 31 December 2012, reflecting our ongoing run down of the non core portfolios.

•	RWAs were unchanged in the first quarter of 2013, and 24% lower than a year ago reflecting the reduction in customer assets and the continued run down of the treasury asset portfolio.

•	Customer deposits increased by 17% in the first quarter of 2013, a consequence of increased market activity.

Non core corporate and legacy portfolios	31.03.13 £bn	31.12.12 £bn	31.03.12 £bn
Social housing	7.5	7.5	7.5
Commercial mortgages	1.3	1.4	1.6
Shipping	0.6	0.7	0.9
Aviation	0.6	0.6	0.7
Other	0.6	0.8	1.0

Non core customer loans	10.6	11.0	11.7
Treasury asset portfolio	1.9	1.9	2.3

Total non core assets	12.5	12.9	14.0

•

Disposal of assets continued across the portfolios within provisioned levels and resulted in no impact to the income statement in Q1’13. The social housing loan portfolio remained unchanged, reflecting its long term, low risk and low return nature.

•

Significant provisions, relating largely to the shipping and commercial real estate portfolios, were made in Q3’12 following an in depth review of all the assets held in the non core corporate and legacy portfolio. The portfolio continues to be closely monitored and the credit quality of the book as a whole has been steady in the first quarter of 2013.

Appendix 1 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2012.

Summary Consolidated Income Statement and Selected Ratios

	Q1’13 £m	Q1’12 £m
Net interest income	692	787
Non-interest income	279	291

Total operating income	971	1,078

Administrative expenses	(493)	(477)
Depreciation, amortisation and impairment	(60)	(58)

Total operating expenses excl. provisions and charges	(553)	(535)

Impairment losses on loans and advances	(130)	(178)
Provisions for other liabilities and charges	(6)	(2)

Total operating provisions and charges	(136)	(180)

Profit before tax	282	363

Taxation charge	(57)	(88)

Profit for the period	225	275

Discontinued operations [a]	—	14

Profit including discontinued operations	225	289

	31.03.13	31.12.12
Core Tier 1 capital ratio (%)	12.5%	12.2%
Total capital ratio (%)	18.7%	18.2%
RWAs (£bn)	75.8	76.5

a.	Data for prior periods has been amended to reflect discontinued operations relating to the agreement in principle to sell the Santander UK store cards business (see page 5 for details).

Summary consolidated balance sheet

	31.03.13 £m	31.12.12 £m
Assets
Cash and balances at central banks	29,548	29,282
Trading assets	30,513	22,498
Derivative financial instruments assets	30,346	30,146
Financial assets designated at fair value	3,600	3,811
Loans and advances to banks	3,075	2,438
Loans and advances to customers	188,746	190,782
Available for sale securities	5,412	5,483
Loans and receivables securities	1,308	1,259
Macro hedge of interest rate risk – asset	1,447	1,222
Intangible assets	2,342	2,325
Property, plant and equipment	1,497	1,541
Current tax assets	—	50
Deferred tax assets	58	60
Retirement benefit obligations – assets	259	254
Other assets [a]	2,341	1,893

Total assets	300,492	293,044

Liabilities
Deposits by banks	9,731	9,935
Deposits by customers	150,833	149,037
Derivative financial instruments liabilities	28,441	28,861
Trading liabilities	28,814	21,109
Financial liabilities designated at fair value	4,779	4,002
Debt securities in issue	56,992	59,621
Subordinated liabilities	3,826	3,781
Other liabilities	2,766	2,526
Provisions	826	914
Current tax liabilities	9	4
Retirement benefit obligations – liability	297	305

Total liabilities	287,314	280,095

Equity
Shareholders’ equity	13,178	12,949

Total equity	13,178	12,949

Total liabilities and equity	300,492	293,044

a.	Other assets include discontinued operations of £954m at 31 March 2013 (31 December 2012: £1,125m).

Appendix 2 – supplementary information

Income statement quarterly trends

	Q1’13	Q4’12	Q3’12	Q2’12	Q1’12
	£m	£m	£m	£m	£m
Net interest income	692	629	640	678	787
Non-interest income	279	293	1,002	363	291

Total operating income	971	922	1,642	1,041	1,078

Administrative expenses	(493)	(445)	(469)	(482)	(477)
Depreciation, amortisation and impairment	(60)	(63)	(60)	(60)	(58)

Total operating expenses excl. provisions and charges	(553)	(508)	(529)	(542)	(535)

Impairment losses on loans and advances	(130)	(160)	(478)	(172)	(178)
Provisions for other liabilities and charges	(6)	(147)	(285)	—	(2)

Total operating provisions and charges	(136)	(307)	(763)	(172)	(180)

Profit before tax	282	107	350	327	363

Taxation charge	(57)	(15)	(89)	(78)	(88)

Profit for the period	225	92	261	249	275

Discontinued operations [a]	—	20	16	12	14

Profit including discontinued operations	225	112	277	261	289

a.	Data for prior periods has been amended to reflect discontinued operations relating to the agreement in principle to sell the Santander UK store cards business (see page 5 for details).

Appendix 2 – supplementary information (continued)

Notes

•	Market shares of stock

The market shares for mortgages and deposits are estimated by Santander UK for each quarter, with regard to the latest available data published by the Bank of England. Mortgages market share includes social housing loans held within Corporate Banking and Corporate Centre, to align with CML reporting. Market share of bank accounts are estimated by Santander UK for each quarter, with regard to market research published by CACI. Market share of SME customer loans are estimated by Santander UK for each quarter, with regard to the equivalent of Santander UK market size from the latest available data published by Bank of England.

Historic market shares are adjusted, where necessary, to reflect actual data published for the quarter.

•	Customer satisfaction

FRS is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘Overall Satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance and UPLs in the 3 months ended 31 December 2012, 31 March 2012 and 31 March 2013. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds TSB, Nationwide and NatWest. For further details on Santander UK’s performance in improving the customer experience see www.santander.co.uk.

•	Changes to investment advice

In December 2012, we announced that ahead of the implementation of the Retail Distribution Review (‘RDR’) we were re-evaluating the investment advice service offered to our customers. The outcome of this review was announced in March 2013. Santander UK will not be offering face-to-face advice for new customers at the current time. A new Financial Planning Team will maintain a limited advice service for customers with maturing deposits.

Definitions

•	For a full description and definition of key performance indicators see the Annual Report and Accounts for the year ended 31 December 2012 pp12-15.

•

‘Residential mortgages’ includes social housing loans which are also included within Corporate Banking and Corporate Centre. Unless otherwise stated ‘mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘Bank accounts opened’ includes personal, SME and private banking current accounts. ‘Current accounts’ refers to personal Santander branded accounts only.

•	Eurozone periphery countries consist of: Greece, Ireland, Italy, Portugal, Spain and Cyprus. Spain includes Banco Santander in this disclosure.

•	Banking NIM is calculated as total net interest income (annualised) divided by average customer loans.

•	MTF is term funding at nominal value with an original maturity of greater than one year. MTF excludes any unencumbered collateral received as part of FLS.

•	Loan to deposit ratio is calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos)

•	Customer deposits and MTF to customer loans is calculated as the sum of deposits by customers (excluding repos) and MTF divided by loans and advances to customers (excluding reverse repos).

•	FSA eligible liquid assets consist of those assets which meet the FSA requirements for liquid asset buffer in accordance with BIPRU 12.7.

•

Total liquid assets consist of: FSA eligible assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

Management Statement for Santander UK plc (‘Santander UK’) and Banco Santander, S.A. (‘Banco Santander’)

The results of Banco Santander for the quarter ended 31 March 2013 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander group reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK plc legal entity but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone by market capitalisation. Founded in 1857, Banco Santander had EUR 1,388 trillion in managed funds, 102 million customers, 14,392 branches – more than any other international bank – and 187,000 employees at the close of 2012. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander had a pre-provision profit of EUR 23,559 billion in 2012, an increase of 2% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,187 branches (including agencies), 36 regional Corporate Business Centres and c. 24,000 employees (on a group basis), Santander UK serves more than 15 million active customers as at 31 March 2013.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2012. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2012. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior quarter.